United States securities and exchange commission logo





                              May 12, 2023

       Christopher Bruno
       Chief Executive Officer
       RSE Innovation, LLC
       446 Broadway, 2nd Floor
       New York, NY 10013

                                                        Re: RSE Innovation, LLC
                                                            Post Qualification
Amendment No. 5 to Form 1-A
                                                            Filed April 17,
2023
                                                            File No. 024-11612

       Dear Christopher Bruno:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 5 to Form 1-A filed April 17, 2023

       The PPEX ATS is the only venue for secondary..., page 20

   1. You disclose that the PPEX ATS is the only venue for secondary trading. Please clarify whether investors are
required to use the PPEX ATS for all secondary trading, and are not permitted to conduct
resales outside of PPEX.
       Plan of Distribution and Subscription Procedure, page 42

   2. You disclose that you may offer directly to certain Investors a significant portion of the interest in any given
series without the aid of the platform and prior to the platform-based offering. You also
state that within two calendar days of the qualification date of an offering, you may sell
some of the interests on a limited basis. Please tell us whether you can sell all of the
interests in a series outside of the platform or on a limited basis, or whether you reserve any
of the interests for sale on the platform.
 Christopher Bruno
RSE Innovation, LLC
May 12, 2023
Page 2
Fees and Expenses, page 47

3. Please add a discussion of the Success Fee. Please also indicate how you determine the sourcing fee for the underlying assets for RSE Innovation. Compensation of the Operating Manager, page 76

4. Please disclose here, and elsewhere as appropriate, whether an Operating Partner has been engaged for any of the Series offered by RSE Innovation. If so, please file any agreement between the company and the Operating Partner, and include a materially complete description of the agreement in the registration statement.
General

5. Please reconcile the disclosure on your website which suggests that Rally is a platform for secondary trading with disclosure in the 1-A stating that secondary trading occurs through the PPEX ATS. We note extensive descriptions on the website of Live Trading on Rally, that Rally's platform allows buyers and sellers to place BIDs and ASKs on assets, and references to Rally Market Hours. However, your disclosure says that no secondary trading will occur on the platform, and indicates that frequency and duration of the periods of time during which PPEX will match offers to buy and sell will be determined by NCPS.
6. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum offering amount for a series have been accepted or (ii) a date determined by the Manager in its sole discretion. On page 44 you disclose that the
         Manager and the BOR will review the subscription documentation completed and signed by an investor and that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. Additionally, it appears you reserve the right to withdraw any offering of a series at any time prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering even after the minimum offering threshold has been met, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule
         251(d)(3)(i)(F) of Regulation A.
7. We note that your website indicates that your advisory board, senior staff and investors
       "bring experience from some of the world   s leading companies and
institutions, including
       Facebook, Barclays, Robinhood, New York University, Mecum Auctions, StockTwits,
       Boston Consulting Group, Algar Ferrari, and Gartner Research." However, your
FirstName LastNameChristopher Bruno
       disclosure beginning on page 76 indicates that you do not have any employees, and the
Comapany    NameRSE
       biographies for Innovation,
                       members ofLLC
                                   your advisory board do not indicate that the
advisors have
May 12,experience
         2023 Pageat2the companies listed. Please advise.
FirstName LastName
 Christopher Bruno
FirstName  LastNameChristopher Bruno
RSE Innovation, LLC
Comapany
May        NameRSE Innovation, LLC
     12, 2023
May 12,
Page 3 2023 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services